Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 21, 2009

VIA EDGAR TRANSMISSION

Ms. Patsy Mengiste
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
McCarthy Multi-Cap Stock Fund (S000005078)

Dear Ms. Mengiste:

This correspondence is being filed in response to your oral comments and suggestions of October 13, 2009, to the Trust’s Post-Effective Amendment (“PEA”) No. 289 to its registration statement.  PEA 289 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on August 26, 2009, for the purpose of conforming the Trust’s Prospectus for its series, the McCarthy Multi-Cap Stock Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff of the U. S. Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.	Staff Comment: In the Summary Section - “Annual Fund Operating Expenses” table on page 1, for the line item “Less: Fee Waiver and/or Expense Payment”, please revise “Payment” to “Reimbursement.”

Response:  The Trust would respond by making the requested revision, however, the “Expense Reimbursement” is no longer applicable based on current financial information from the Fund’s Annual Report.  As a result, the line item has been revised to include only the Fee Waiver.

2.
Staff Comment:  In the Summary Section - “Annual Fund Operating Expenses” table on page 1, please revise the line item “Net Annual Fund Operating Expenses” to read “Total Fund Operating Expenses After Fee Waiver and/or Reimbursement”.

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the final line of the Annual Fund Operating Expenses table adequately conveys the intent of the Staff.  Instruction 3(e) to Item 3 of Form N-1A allows discretionary language to be used in the caption by stating, “The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  We therefore respectfully decline the comment, and offer recent 485B/497K filing examples from PIMCO, Jennison and Embarcadaro that use the same language the Trust wishes to use.

3.
Staff Comment:  In the Summary Section - “Example” paragraph on page 1, the numbers presented must only reflect a waiver subject to periodic renewal.  An indefinite fee waiver only allows an adjustment to the value shown for Year 1.

Response:  The Trust responds by correcting the Example values to reflect the expense cap only in Year 1.

4.
Staff Comment:  With respect to page 2 of the Summary Section and page 4 of the Statutory Prospectus, each under the heading “Principal Investment Strategies,” the Fund’s policy of investing at least 80% if its net assets in equities does not satisfy Rule 35d-1 since the Fund’s name indicates it will invest at least 80% of its net assets in stocks.  Please correct the strategy disclosure.

Response:  The Trust responds by amending the disclosure under each “Principal Investment Strategies” section to clarify that, under normal market conditions, at least 80% of the Fund’s investments will be in “stocks” rather than “equity securities”.

5.
Staff Comment:  In the Summary Section – footnotes 1 and 2 to the “Average Annual Total Returns” Table on page 3, the text of the footnotes should be located adjacent to the table, rather than presented in footnote form.

Response:  The Trust has removed the footnotes and presented the “after-tax returns” information textually in a paragraph following the “Average Annual Total Returns” table.

6.
Staff Comment:  In the Summary Section – “Purchase and Sale of Fund Shares” paragraph on page 4, please delete the last sentence which reads “The minimum investment requirements may be waived from time to time by the Fund.”

Response:  The Trust responds by making the requested deletion.

7.
Staff Comment:  In the “Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings” section, with regard to the first paragraph on page 6, please confirm whether high portfolio turnover is a principal investment strategy of the Fund, and if so, please add this strategy and risk to the Summary Section of the Prospectus.

Response:  The Trust responds by stating that high portfolio turnover is not a principal investment strategy of the Fund.  The Trust has revised the sentence regarding high portfolio turnover as follows:

It is possible that the Fund ~~will regularly~~ may have a higher rate of portfolio turnover.  A high rate of portfolio turnover is 100% or more.

8.	Staff Comment: In the first paragraph of the “Management of the Fund – Investment Advisor” section on page 8, please clarify the history of the Advisor versus the history of the Fund.

Response:  The Trust responds by clarifying the paragraph as follows:

“McCarthy Group Advisors, L.L.C. (“McCarthy Group Advisors”) is the investment advisor to the Fund ~~and has been since August 2004~~.  The Advisor’s address is 1125 South 103rd Street, Suite 580, Omaha, Nebraska, 68124.  The Advisor is a subsidiary of MGA Holdings, LLC, an asset management holding company based in Nebraska.~~,~~ McCarthy Group Advisors acquired the business of the Fund’s previous investment advisor, McCarthy Group Asset Management, Inc. (“MGAM”), and retained ~~its~~ MGAM’s key investment personnel.  MGAM was ~~the~~ advisor to the Fund from ~~it’s~~ the Fund’s inception through July 2004. McCarthy Group Advisors has been the Fund’s Advisor since August 2004.  The Advisor is ultimately responsible for the day-to-day management of the Fund in accordance with the Fund’s investment objective and policies.  The Advisor also furnishes the Fund with office space and certain administrative services and provides most of the personnel needed to fulfill its obligations under its advisory agreement.  For its services, the Fund pays the Advisor a monthly management fee that is calculated at the annual rate of 0.75% on the Fund’s average daily net assets up to $20 million, and 0.60% on the Fund’s average daily net assets over $20 million.  For the fiscal year ended June 30, 2009, the Advisor received advisory fees (net of any waivers) of 0.64% of the Fund’s average daily net assets.”

Statement of Additional Information (“SAI”)

9.
Staff Comment:  In the “Investment Restrictions” section on page B-17 of the SAI, for investment restriction number 2 which states “Borrow money, except as stated in the Prospectus and SAI.”, please note that the 1940 Act should be the proper standard under which the Fund participates in borrowings, not the Prospectus and SAI.

Response:  The Trust responds by amending the corresponding “Investment Policies – Borrowing” section on page B-6 as shown below.  Please note that the borrowing limitations identified in this section conform with the borrowing limitations set forth in the 1940 Act.

“Borrowing.  As permitted under the 1940 Act, the Fund is authorized to borrow money from time to time for temporary, extraordinary or emergency purposes or for clearance of transactions in amounts not to exceed at any time 33 1/3% of the value of its total assets at the time of such borrowings.  The Fund will not borrow for investment purposes.  The use of borrowing by the Fund involves special risk considerations that may not be associated with other funds having similar objectives and policies.  Since substantially all of the Fund’s assets fluctuate in value, while the interest obligation resulting from a borrowing will be fixed by the terms of the Fund’s agreement with its lender, the NAV per share of the Fund will tend to increase more when its portfolio securities increase in value and to decrease more when its portfolio assets decrease in value than would otherwise be the case if the Fund did not borrow funds.  In addition, interest costs on borrowings may fluctuate with changing market rates of interest and may partially offset or exceed the return earned on borrowed funds.  Under adverse market conditions, the Fund might have to sell portfolio securities to meet interest or principal payments at a time when fundamental investment considerations would not favor such sales.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust